EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

Three Months Ended September 30,		Nine Months Ended September 30,
2005	2004	2005	2004
5.6	2.1	3.5	2.1

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$194,861	$31,387	$260,427	$96,782
Interest expense (including amortization of debt discount and issuing costs)	39,554	26,208	95,068	79,249
Distributions from equity investee	—	50	—	209
Interest component of rental expense	319	120	844	316
Total	$234,734	$57,765	$356,339	$176,556

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$39,554	$26,208	$95,068	$79,249
Capitalized interest	1,762	1,587	5,174	4,603
Interest component of rental expense	319	120	844	316
Total	$41,635	$27,915	$101,086	$84,168

RATIO OF EARNINGS TO FIXED CHARGES	5.6	2.1	3.5	2.1